UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Chris Kemp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,919,053
	8	SHARED VOTING POWER 2,200
	9	SOLE DISPOSITIVE POWER 1,919,053
	10	SHARED DISPOSITIVE POWER 2,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04634X202	Page 3 of 7 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed by Chris Kemp with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (as amended and supplemented to date the “Schedule 13D”), which initially related to Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of Astra Space, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 1. Security and Issuer

The information in Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”), the principal executive offices of which are located at 1900 Skyhawk Street Alameda, CA 94501.

Prior to the Business Combination (as defined below), the Issuer was known as Holicity Inc., a Delaware corporation (“Holicity”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of Class B common stock of Astra Space, Inc., a Delaware corporation (“Legacy Astra”) beneficially owned by the Reporting Person were automatically converted into shares of Class B Common Stock of the Issuer.

Securities owned by the Reporting Person as of this date were acquired in connection with his co-founding of Legacy Astra, through open market purchases using personal funds, through the exercise of stock options, or in exchange for services rendered to the Issuer by the Reporting Person. If the Reporting Person acquires additional shares of the Issuer, whether pursuant to the Proposed Financing (as defined below) or otherwise, the Reporting Person may use personal funds, borrowed funds, or any other form of valid consideration to fund such purchase.

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Business Combination

On June 30, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of February 2, 2021 (as amended and/or restated from time to time, the “Merger Agreement”), by and among the Issuer, Holicity Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”), and Legacy Astra. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Astra, with Legacy Astra surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). As a result of the Business Combination, Legacy Astra became a wholly-owned subsidiary of the Issuer, with the stockholders of Legacy Astra becoming stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Astra was cancelled and extinguished and collectively converted into the right to receive shares of common stock of the Issuer in accordance with the Merger Agreement. Upon the consummation of the Business Combination, Holicity changed its name to “Astra Space, Inc.”

As a result of the Business Combination, the Reporting Person received 27,095,633 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock of the Issuer at the election of the holder or upon the occurrence of certain events. Each share of Class B Common Stock has 10 votes per share, whereas shares of Class A Common Stock have one vote per share.

CUSIP No. 04634X202	Page 4 of 7 Pages

Reverse Stock Split

As further described in the Issuer’s Current Report on Form 8-K filed with the Commission on September 13, 2023, the Issuer effected (a) a 1-for-15 reverse stock split of the shares of the Class A common stock and (b) a 1-for-15 reverse stock split of the shares of the Class B common stock on September 13, 2023 (collectively, the “Reverse Stock Split”).

As a result of the Reverse Stock Split, (i) 27,095,633 shares of Class B Common Stock held by the Reporting Person were converted into 1,806,376 shares of Class B Common Stock, (ii) 982,815 options that would have been exercisable for Class A Common Stock within 60 days at a prices ranging from $0.47 to $9.04 per share were converted into 65,521 options that are exercisable for Class A Common Stock within the next 60 days at prices ranging from $6.90 to $135.60 per share, (iii) 653,105 shares of Class A Common Stock previously awarded to the Reporting Person as restricted stock units (“RSUs”) or purchased in open market transactions by the Reporting Person were converted into 43,541 shares of Class A Common Stock, (iv) 33,000 shares of Class A Common Stock held by the Reporting Person’s spouse were converted into 2,200 shares of Class A Common Stock and (v) 54,225 shares of Class A Common Stock underlying RSUs that may vest within the next 60 days were converted into 3,615 shares of Class A Common Stock.

Non-binding Term Sheet

On October 19, 2023, the Issuer executed a non-binding term sheet (the “Term Sheet”) with a prospective investor unaffiliated with the Reporting Person (the “Proposed Lead Investor”) for the potential issuance of senior secured convertible notes (the “Notes”) in a potential principal amount of up to $25 million (the “Proposed Financing”). The Term Sheet contemplates that a number of investors, to be identified by the Proposed Lead Investor at a future uncertain date, would participate in an initial closing of the Proposed Financing in aggregate principal amount of at least $15 million, and that additional potential investors, to be identified by the Proposed Lead Investor and the Issuer (collectively with the Proposed Lead Investor and the Reporting Person, the “Potential Investors”), would further participate in the Proposed Financing for additional principal amounts to be determined. Any additional Notes would be issued within 90 days from the initial closing.

The Reporting Person has expressed an interest in investing up to $2 million in the initial closing of the Proposed Financing on the terms outlined in the Term Sheet. However, there can be no assurance that the Reporting Person or any of the other Potential Investors will ultimately determine to participate in the Proposed Financing

The Term Sheet contemplates that the Notes will be guaranteed by all existing and future subsidiaries of the Issuer (the “Guarantors”), including Astra Space Operations, LLC and Astra Spacecraft Engines, Inc. (“ASE”), and the obligations will be secured by a first lien senior security interests in all of the assets of the Issuer and each Guarantor.

Under the proposed terms of the Notes, the Notes will mature on the date that is two years from the date of closing (the “Maturity Date”).

In the case of a sale of all or substantially all of ASE or a change of control of the Issuer, each Potential Investor, in its sole discretion, will have the option to either (A) declare its Note payable in an amount equal to the greater of (x) the note balance and (y) the applicable Minimum Return, or (B) convert the Note into shares of Class A Common Stock at the Conversion Price (as defined below).

Under the terms of the Proposed Financing, the Potential Investors will be entitled to a minimum return on the principal amount invested (the “Minimum Return”) at any repayment event, including upon acceleration of obligations in an event of default. The Minimum Return will range from 1.25x to 1.75x of the principal amount of the Notes, depending on the timing of the repayment event.

Under the proposed terms of the Notes, at any time that the Notes are outstanding, the Potential Investors will, at their sole discretion, have the option to elect to convert the principal and interest owing under the Notes into shares of Class A Common Stock of the Issuer at a conversion price equal to the lower of (i) the closing trading price of the Class A Common Stock on the date immediately preceding the signing of a definitive agreement for the Proposed Financing; or (ii) the average closing price of the Class A Common Stock for the five trading days immediately preceding the signing of the definitive agreement for the Proposed Financing (the “Conversion Price”).

Under the proposed terms, interest shall accrue on all outstanding principal amounts at a rate of 12% per annum, payable in kind, subject to increase to 15% per annum at any time that there is an event of default.

The Notes will include customary affirmative and negative covenants and events of default.

CUSIP No. 04634X202	Page 5 of 7 Pages

In addition, the proposed terms of the Proposed Financing contemplate that the Issuer will issue warrants to the Potential Investors to purchase a number of shares of Class A Common Stock equal to 35% of the number of shares issuable upon conversion of the principal amount of the Notes at the Conversion Price. The exercise price of the warrants shall be equal to Conversion Price, and the warrants will be exercisable for a period of 5 years from the closing. The Potential Investors will pay $0.125 per warrant share.

The Term Sheet contemplates that the Potential Investors will have customary registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the Notes and exercise of the warrants.

Each Potential Investor will have the right to participate in any future offering by the Issuer of its equity securities (or any securities convertible into or exercisable for its equity securities), subject to certain exceptions, up to the amount of the securities offered in such offering that is equal to the Potential Investor’s then pro rata ownership interest in the Issuer on a fully diluted basis.

The foregoing summary of the Term Sheet does not purport to be a complete summary of the terms of the Proposed Financing and there is no guarantee that the Proposed Financing will occur on these terms or at all. Funding contemplated by the Term Sheet is conditioned upon an agreement among the Issuer, the senior secured lender and the Potential Investors. The Proposed Lead Investor and the Issuer are expected to negotiate definitive documentation with respect to the Proposed Financing on substantially the terms described above. Additionally, the Reporting Person retains the right to change their investment intent and may elect not to participate in the Proposed Financing on the terms described herein or at all, even if the Issuer and the Proposed Lead Investor are able to negotiate definitive documentation.

In addition, the Reporting Person remains supportive of the Issuer’s ongoing capital and business needs and may engage in other strategic initiatives (which may include, without limitation, the Proposed Financing) that are in the best long-term interests of the Issuer and its stakeholders.

The Reporting Person expressly disclaims membership in a “group” within the meaning of Section 13(d) with any other Potential Investor and expressly disclaim beneficial ownership of any securities owned by any other Potential Investor.

Neither the Proposed Financing nor this Amendment is meant to be, nor should be construed as, an offer to buy, or the solicitation of an offer to sell, any of the Issuer’s securities. The Reporting Person intends to have discussions with members of the Issuer’s Board regarding the Proposed Financing. The Reporting Person may consider, explore and/or develop plans and/or make further proposals, with respect to the Issuer’s operations, Board structure (including Board composition), capital structure, capital allocation policies, assets, liabilities, strategy and plans, and potential business combinations, dispositions and strategic transactions pertaining to the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in (including with other third parties). The Reporting Person may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Person may communicate with the Issuer’s Board, or others (including other stockholders), regarding a broad range of operational and strategic matters and other matters relating to the Issuer and the Reporting Person’s investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality, non-disclosure or similar agreements.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 04634X202	Page 6 of 7 Pages

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

The information in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated to read as follows:

(a) As of the date that this Amendment is filed, the Reporting Person holds 45,741 shares of Class A Common Stock (including 2,200 shares held by the Reporting Person’s spouse) and derivative securities (the “Derivative Securities”) which give the Reporting Person the right to acquire 1,875,512 shares of Class A Common Stock within 60 days of the date this Amendment is filed. The Derivative Securities are comprised of (i) 1,806,376 shares of Class B Common Stock, (ii) 65,521 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days and (iii) 3,615 shares of Class A Common Stock underlying RSUs that may vest within the next 60 days.

The shares of Class A Common Stock held directly by the Reporting Person, together with the Derivative Securities, represent 9.3% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 18,790,771 shares of Class A Common Stock outstanding, based on information provided to the Reporting Person by the Issuer on October 19, 2023.

The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 on the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information is based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 18,790,771 shares of Class A Common Stock outstanding, based on information provided to the Reporting Person by the Issuer on October 19, 2023.

(b) The Reporting Person has sole voting and dispositive power over 43,541 shares of Class A Common Stock directly held by the Reporting Person and the 1,875,512 shares of Class A Common Stock underlying the Derivative Securities. The Reporting Person has shared voting and dispositive power over 2,200 shares of Class A Common Stock held by the Reporting Person’s spouse.

(c) Described above under Item 4 of this Amendment and incorporated herein by reference. Except as described in Item 4 of this Amendment, the Reporting Person has not effected any transactions in Class A Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into Item 6 of the Schedule 13D.

CUSIP No. 04634X202	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2023

/s/ Chris Kemp
Name: Chris Kemp